Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Continues to Intercept Near Surface Gold Mineralization
     at Starratt Olsen, Madsen Property

     <<
     Toronto Stock Exchange
     Trading symbol - CRJ
     AMEX - CGR
     >>

     SASKATOON, Feb. 10 /CNW/ - Claude Resources Inc. (TSX-CRJ; AMEX-CGR)
today reported on its 2008 gold exploration results from the Starratt Olsen target area of the Madsen property located at Red Lake, Ontario. The highlights of assay results include:

     <<
                               Length              Length
     Hole ID        From (m)    (m)     Au (g/t)    (ft)   Au (oz/t) VG Noted
     ST-08-25        312.91      0.99     14.90      3.25      0.43      X
     ST-08-28         85.00      1.00     21.07      3.28      0.61
     ST-08-29         90.90      0.95     13.86      3.12      0.40
     ST-08-29        336.00      1.00     21.25      3.28      0.62      X
     >>

     These results at Starratt Olsen Footwall continue to outline significant zones of gold mineralization and augment prior drilling results in which
Claude Resources intercepted 185.62 g/t over 0.41 metres and 26.85 g/t over
0.58 metres (see Media Release dated April 8, 2008).
     "The shear system shows strong similarities to the high grade 8 Zone system currently being explored by Claude's 22,000 metre, underground program at the Madsen mine. These results highlight the exploration potential of mafic-ultramafic trend and support our belief in the prospectivity of the
Madsen and Starratt Olsen footwall environments," stated Brian Skanderbeg,
Claude's Vice-President Exploration.
     The Starratt Olsen mine, located approximately three kilometres south of the Madsen mine and mill complex, operated from 1948 through 1956 and produced approximately 164,000 ounces of gold at 0.18 oz/ton. The mineralized structures hosting the intercepts are between 100 and 250 metres in the footwall of the Starratt Olsen historic infrastructure. These highlights are part of a 13 hole program that was designed to follow-up on the initial April
2008 discovery.
     A longitudinal section of the Starratt Olsen Footwall target, location map of the Madsen exploration property and the full Starratt Olsen exploration results are available on the Claude Resources website at
www.clauderesources.com.

     Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice-President Exploration,
is the Qualified Person who has reviewed and approved this news release. Drill core was halved and samples averaging 1.0 to 1.5 metres were submitted to
Accurassay Laboratories in Thunder Bay, Ontario, an ISO approved facility.
Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates (1 in 20 samples). Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption, conventional gravimetric and/or screen fire techniques.
Intercepts are reported as drilled widths and range from 65% to 90% of true widths. Composite intervals were calculated using a 3.00 g/t cut-off and may include internal dilution.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company's entire asset base is located in Canada. Since
1991, Claude has produced approximately 835,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prosp5ective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Brian Skanderbeg, Vice President Exploration,
Claude Resources Inc., Phone: (306) 668-7505 or Neil McMillan, President &
CEO, Claude Resources Inc., Phone: (306) 668-7505, Email:
clauderesources(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 10:40e 10-FEB-09